                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                       CCC Information Services Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12487Q198
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:

 Tami E. Nason, Esq.                                 Larry Jordan Rowe, Esq.
 Charlesbank Capital Partners, LLC                   Ropes & Gray
 600 Atlantic Avenue                                 One International Place
 Boston, MA  02210                                   Boston, MA  02110
 (617) 619-5466                                      (617) 951-7407
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

                               Page 1 of 12 Pages

                                 SCHEDULE 13D

    --------------------------                           --------------------
      CUSIP No. 12487Q198                                  Page 2 of 9 Pages
    --------------------------                           --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      White River Corporation, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            8,737,199 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             ----
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             8,737,199 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,737,199 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13
      40.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 12 Pages

                                 SCHEDULE 13D

    --------------------------                           --------------------
      CUSIP No. 12487Q198                                  Page 2 of 9 Pages
    --------------------------                           --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      White River Ventures, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            8,737,199 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             ----
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             8,737,199 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,737,199 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13
      40.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 12 Pages

                                  SCHEDULE 13D

                       CCC Information Services Group Inc.

Item 1. Security and Issuer.
        -------------------

        This statement relates to the shares of common stock, $.10 par value (the "Common Stock"), of CCC Information Services Group Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at World Trade Center Chicago, 444 Merchandise Mart, Chicago, Illinois 60654.

Item 2. Identity and Background.
        -----------------------

        This statement is filed by White River Corporation ("White River Corp."), a Delaware corporation, and its wholly owned subsidiary, White River Ventures, Inc. ("White River Ventures" and collectively with White River Corp., "White River"). White River Ventures directly owns the securities to which this
Schedule 13D relates. The principal executive offices of White River Corp. are located at 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts 02210.

        The activities of White River Ventures and White River Corp. are carried on from its offices located at 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts.

        Information relating to the Officers and Directors of White River Corp. and White River Ventures is contained in Exhibits A and B, respectively, attached hereto and incorporated herein by reference. All of the Officers and Directors are citizens of the United States of America.

        Neither White River nor, to the best of White River's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither White River nor, to the best of White River's knowledge and belief, any of the persons listed in Exhibit A, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        White River Ventures purchased 1,143,240 shares of Common Stock (and certain warrants to purchase Common Stock described below) on November 30, 2001 for $6,287,820. The shares and warrants were acquired pursuant to a Purchase Agreement ("Purchase Agreement") dated as of November 29, 2001 among the Issuer and White River Ventures, Capricorn Investors II, L.P. ("Capricorn II"), and Capricorn Investors III, L.P. ("Capricorn III" and together with White River Ventures and Capricorn II, the "Purchasers"). Such shares represent White
River Ventures' pro rata share of rights to purchase Common Stock that the issuer intends to offer to holders of its Common Stock and warrants for a per share price of $5.50 per share and $20,000,000 in the aggregate (the "Rights Offering"). Capricorn II and Capricorn III (the "Capricorn Entities") made similar advance purchases in the amount of their respective pro rata shares of the Right Offering in accordance with the Purchase Agreement. Under the Purchase Agreement, White River Ventures and the Capricorn Entities have also agreed to purchase additional shares of Common Stock at the Rights Offering share price, in the event and to the extent that the Rights Offering is undersubscribed, for an additional purchase price of up to $11,511,140.50 in the aggregate (with

                               Page 4 of 12 Pages
respect to each of White River Ventures and the Capricorn Entities, the "Standby Subscription"). The amount of White River Ventures' Standby Subscription is $10,712,180. Each of White River Ventures and each of the Capricorn Entities purchased subordinated notes from the Company under the Purchase Agreement in principal amount equal to its respective Standby Subscription which may be surrendered in payment for such obligations. Finally, White River Ventures was issued warrants to purchase 346,395 shares of Common Stock at an exercise price of $5.50 per share under the Purchase Agreement (with additional warrants potentially issuable dependent on the timing of the Rights Offering and the size of the aggregate Standby Subscription) (the "Warrants"). The terms of the Warrants are described further under Item 6.

        Demeter Holdings Corporation, a Massachusetts corporation ("Demeter"), became the owner of White River in 1998. Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of December 11, 1997, as amended, among Demeter, WRC Merger Corp., a Delaware corporation and a wholly owned subsidiary of Demeter ("MergerCo."), WRV Merger Corp., a Delaware corporation and a wholly owned subsidiary of MergerCo. ("Merger Sub"), White River Corp. and White River Ventures, on June 30, 1998, MergerCo. merged with and into White River Corp., and Merger Sub merged with and into White River Ventures. As a result, White River Corp. became a wholly owned subsidiary of Demeter and White River Ventures, a wholly owned subsidiary of White River Corp.

        Demeter is solely controlled by President and Fellows of Harvard College, a Massachusetts educational corporation ("Harvard") and is a title-holding company for the endowment fund of Harvard University. Demeter has the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by White River Ventures. The funds used by White River Ventures to purchase the securities of the Issuer to which this filing relates were obtained from the general funds of Harvard, its indirect sole parent.

Item 4. Purpose of Transaction.
        ----------------------

        The acquisition of the securities of the Issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the Issuer from time to time.

        The securities of the Issuer acquired and held by White River Ventures, and indirectly by White River Corp., were acquired in the ordinary course of business and were not acquired for the purpose of and, except as described herein, with the effect of changing or influencing the control of the Issuer and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        (a) White River Ventures is the direct beneficial owner and White River Corp. is the indirect beneficial owner of 8,737,199 shares of Common Stock (approximately 40.0% of the shares of Common Stock based upon the most recent filing of the Issuer with the Securities and Exchange Commission), which includes 346,395 shares of Common Stock subject to warrants which are currently exercisable.

                               Page 5 of 12 Pages

        As a result of the Shareholders Agreement between White River Ventures and Capricorn II, described more fully in Item 6, White River may be deemed pursuant to Rule 13d-5(b)(1) to be a member of a "group" with Capricorn II. Under Rule 13d-5(b)(1), the group is deemed to have acquired beneficial ownership of all the equity securities of the Issuer that are beneficially owned by the other members of the group. However, White River disclaims beneficial ownership of the Common Stock owned by Capricorn II, other than the shares reported in this Statement as beneficially owned by White River.

        (b) White River Corp. indirectly, and White River Ventures directly, and its affiliates have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the securities to which this Schedule 13D relates, subject to the terms of the Shareholders Agreement described more fully in Item 6.

        (c) None, other than as set forth in Item 3.

        (d) Harvard has full discretion to direct the receipt of dividends, if any, received from the shares of Common Stock of the Issuer beneficially owned by White River.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
        ------------------------------------------------------------------------

        (i) Existing Assets Management Agreement. Pursuant to the Existing Assets Management Agreement, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment in the Issuer disclosed herein. In such capacity, Charlesbank will furnish advice to Harvard regarding such investments; monitor such investments; furnish nominees for the boards of directors in connection with such investments; dispose of such investments; perform day-to-day investment and administrative operations, including management of such investments and distributions; and maintain the principal records with respect to such investments. In addition, Charlesbank will secure information regarding prospective investment opportunities for Harvard; recommend the purchase of certain securities and real property; and structure and negotiate investments on behalf of Harvard.

        As the investment manager, Charlesbank will be entitled investment in the to an incentive fee based on the cash receipts generated by the pool of investments of which the investment in the Issuer is a part.

        Harvard may terminate the Existing Assets Management Agreement at any time and for any reason upon thirty days' prior written notice to Charlesbank.

        (ii) Purchase Agreement. The Purchase Agreement provides for White River Ventures' purchase of (i) 1,143,240 shares of Common Stock at a purchase price of $5.50 per share, (ii) a subordinated promissory note in the principal amount of $10,712,180, and (iii) Warrants to purchase 346,395 shares of Common Stock as commitment fees thereunder (with additional Warrants potentially issuable depending on the timing of the Rights Offering and the size of the aggregate Standby Subscription). Under the Purchase Agreement, White River Ventures commits, in the event and to the extent that the Rights Offering is undersubscribed, to purchase additional shares of Common Stock (approximately 93% of the undersubscribed amount in number) at $5.50 per share (its "Standby Subscription"). The other investors party to the Purchase Agreement, the Capricorn Entities, also purchased shares of Common Stock, Warrants and notes, and committed to Standby Subscription purchases, on similar terms. For the convenience of the parties, White River Ventures may elect to offset its obligation to pay the purchase price for the Standby Subscription against the Issuer's obligation under the subordinated note referenced above.

                               Page 6 of 12 Pages

        (iii) Warrants to Purchase Common Stock. The Warrants entitle White River Ventures to purchase 346,395 shares of the Issuer's Common Stock at any time or from time to time until November 30, 2005 at an exercise price of $5.50 per share. Additional Warrants are issuable under the Purchase Agreement, depending on the timing of the Rights Offering and the size of the Standby Subscription. The Warrants permit "cashless" exercise," feature standard anti-dilution protection and entitle holders to the benefit of certain extraordinary distributions made on shares of Common Stock while such Warrants are outstanding. The Warrants are not transferable (other than to affiliates) until the third anniversary of the date of issue; thereafter they are freely transferable subject to securities law restrictions.

        (iv) Subordinated Promissory Note. Pursuant to the Purchase Agreement, White River Ventures purchased a subordinated note in the principal amount of $10,712,180 from the Issuer (the "Note") on November 30, 2001. The Note is subordinate to the Issuer's obligations under its credit facility and other senior debt of the Issuer, and the Note accrues interest at the rate applicable to amounts borrowed under such facility. The Note matures on the first to occur of certain dates designed to fall shortly following the closing of the Rights Offering or 75 days after the closing date of the Issuer's credit facility (or a date following full repayment of such credit facility).

        (v) Registration Rights Agreement. Pursuant to a Registration Rights Agreement ("Registration Rights Agreement") dated as of November 30, 2001 among the Issuer, White River Ventures, and the Capricorn Entities (the "Investors"), and any direct or indirect transferees of the Investors. The Registration Rights Agreement provides that holders of shares of Common Stock purchased by the Investors under the Purchase Agreement and, to the extent necessary, in the Rights Offering (including any junior securities that may be issued on the Alternate Surrender Date) and the shares issued upon exercise of the Warrants (collectively, "Registrable Shares") will have the rights to require the Issuer to effect up to three registrations of such shares, only one of which is required to be an underwritten offering and up to two of which may be on Form S-1 if, for any reason, the Issuer is not eligible to register securities on Form S-3. Any such registration requires that the shares proposed to be registered have an aggregate market price in excess of $1,000,000, except that for an underwritten registration, the minimum aggregate market price is $5,000,000. The Issuer is permitted to effect any such demand registration by filing a prospectus supplement to the "shelf" registration statements on Form S-3, as amended, as originally filed by the Issuer with the Securities and Exchange Commission on June 29, 2001. The Registration Rights Agreement will also provide that holders of Registrable Shares will have unlimited piggyback registration rights, subject to customary pro rata underwriter cutbacks.

        (vi) Shareholders Agreement. Capricorn II and White River Ventures entered into a Shareholders Agreement (the "Shareholders Agreement") as of August 7, 1998, which provides that Capricorn II and White River Ventures will vote all Common Stock now owned or hereafter acquired by them, and will take all reasonable action as shareholders of the Issuer to cause, the election to the board of directors of the Issuer of one individual designated from time to time by Capricorn II and any individuals designated from time to time by White River Ventures. Capricorn II's rights described in the preceding sentence may be exercised only so long as Capricorn II owns at least 80% of the Common Stock acquired by Capricorn II pursuant to the Stock Purchase Agreement. The Shareholders Agreement also will provide the parties with certain rights relating to dispositions of Common Stock, including mutual "tag along" rights and mutual first offer rights with respect to sales of such stock by the parties and, in White River Ventures' case, "drag along" rights entitling White River Ventures, in the event it proposes to sell its Common Stock to a third party, to require Capricorn II to sell its Common Stock to the same purchaser on substantially the same terms and conditions.

                               Page 7 of 12 Pages

Item 7. Material to be Filed as Exhibits.
        --------------------------------

Exhibit A -- Information concerning Reporting Person's directors and officers.

Exhibit B -- Information concerning Reporting Person's directors and officers.

Exhibit 1 -- Purchase Agreement dated as of November 29, 2001 among CCC
             Information Services Group, Inc., Capricorn Investors II, L.P., Capricorn Investors III, L.P. and White River Ventures, Inc. incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CCC Information Services Group, Inc. on November 30, 2001.

Exhibit 2 -- Form of Warrant incorporated by reference to Exhibit C to the
             Purchase Agreement dated as of November 29, 2001 among CCC Information Services Group, Inc., Capricorn Investors II, L.P., Capricorn Investors III, L.P. and White River Ventures, Inc.,
             Exhibit 10.1 to the Current Report on Form 8-K filed by CCC Information Services Group Inc. on November 30, 2001.

Exhibit 3 -- Form of Note incorporated by reference to Exhibit B to the Purchase
             Agreement dated as of November 29, 2001 among CCC Information Services Group Inc., Capricorn Investors II, L.P., Capricorn Investors III, L.P., and White River Ventures, Inc., Exhibit 10.1 to the Current Report on Form 8-K filed by CCC Information Services Group Inc. on November 30, 2001.

Exhibit 4 -- Form of Registration Rights Agreement incorporated by reference to
             Exhibit D to the Purchase Agreement dated as of November 29, 2001 among CCC Information Services Group, Inc., Capricorn Investors II, L.P., Capricorn Investors III, L.P. and White River Ventures, Inc.,
             Exhibit 10.1 to the Current Report on Form 8-K filed by CCC Information Services Group Inc. on November 30, 2001.


Exhibit 5 -- Shareholders Agreement dated as of August 7, 1998 among White River
             Ventures, Inc. and Capricorn Investors II, L.P., incorporated by reference to Exhibit C to the Schedule 13D/A filed with respect to CCC Information Services Group Inc. by Charlesbank Capital Partners, LLC on July 28, 1998.


                               Page 8 of 12 Pages

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2001


WHITE RIVER CORPORATION

By: /s/ Tami E. Nason
    -------------------------------------
    Name:  Tami E. Nason
    Title: Authorized Signatory


WHITE RIVER VENTURES

By: /s/ Tami E. Nason
    -------------------------------------
    Name:  Tami E. Nason
    Title: Authorized Signatory

                               Page 9 of 12 Pages

                                  EXHIBIT INDEX

                                                                Page Number In
Exhibit                                                         Sequentially
Number                 Description                              Numbered Copy
------                 -----------                              -------------

A                      Information Concerning Reporting              11
                       Person's Officers and Directors

B                      Information Concerning Reporting              12
                       Person's Officers and Directors












                              Page 10 of 12 Pages

                                    EXHIBIT A

                             Directors and Officers

         The names of the Directors and Officers and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or officer is 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts 02210.

Directors and Officers

Name                                Present Principal Occupation
----                                ----------------------------

Jack R. Meyer                       President and Director

Michael R. Eisenson                 Vice President and Director

Mark A. Rosen                       Vice President and Director

Michael Thonis                      Vice President

Michael S. Pradko                   Treasurer

Tami E. Nason                       Secretary

Kevin M. Brown                      Assistant Secretary














                              Page 11 of 12 Pages

                                    EXHIBIT B

                             Directors and Officers

        The names of the Directors and Officers and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or officer is 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts 02210.

Directors and Officers

Name                                Present Principal Occupation
----                                ----------------------------

Jack R. Meyer                       President and Director

Michael R. Eisenson                 Vice President and Director

Mark A. Rosen                       Vice President and Director

Michael Thonis                      Vice President

Stephen McSweeney                   Treasurer

Tami E. Nason                       Secretary












                              Page 12 of 12 Pages